[IVAX DIAGNOSTICS LETTERHEAD]

September 27, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	IVAX Diagnostics, Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Filed on March 30, 2007

File No. 001-14798

Dear Mr. Rosenberg:

This letter is in response to comments of the Staff regarding the above-referenced filing, provided in your letter to me dated September 12, 2007.

Set forth below are the responses of IVAX Diagnostics, Inc. (the “Company”) to the comments in your letter. The numbering of the responses below corresponds to the numbering set forth in your comment letter.

Consolidated Financial Statements

2 Summary of Significant Accounting Policies

Inventories, page 49

1. Please provide us in disclosure type format a description of your accounting policy regarding capitalization of unapproved products, which specifically states the point during the FDA approval process that you determine a probable future benefit exists and the status of the FDA’s consideration of the safety and efficacy of the drug/system and evaluation of the manufacturing process at that point.

Please provide a description of the overall FDA approval process. The description should meaningfully relate to your accounting policy for pre-launch inventory. For each product which you have capitalized a significant amount of costs without approval of the product by the FDA, please tell us the following information:

•

The current status of the approval process, including any contingencies needed to be resolved prior to obtaining FDA approval, the risks affecting the probability of obtaining FDA approval, and the estimated timing of obtaining approval.

Mr. Jim B. Rosenberg

September 27, 2007

•	The specific nature of any safety and efficacy, manufacturing, and marketing or labeling issues outstanding and why you do not believe those issues affect its probable future benefit conclusion.

•	The remaining shelf life of each product, as of each balance sheet date presented, and why you believe it will be able to realize the inventory prior to the expiration of the shelf life.

•	The risks and uncertainties surrounding market acceptance of the product once approved and how this will effect the realization of the asset.

The testing, manufacturing, and sale of the Company’s products are subject to regulation by numerous governmental authorities, principally the FDA. To comply with FDA requirements, the Company must, among other things, manufacture its products in conformance with the FDA’s medical device Quality System Regulation. The FDA classifies medical devices into three classes (Class I, II or III). Class I devices are subject to general controls, such as good manufacturing practices, and may or may not require pre-market notification. Pre-market notifications, if required, must be submitted to the FDA before products can be commercially distributed. Class II devices are subject to the same general controls as Class I devices, may be subject to performance standards, and typically require pre-market notification. Class III devices typically require Pre-Market Approval by the FDA to ensure their safety and effectiveness. All of the Company’s products are classified as Class I or II devices. The PARSEC® System, which is discussed in more detail below, is classified as a Class II device. Generally, before a new test kit or instrument system can be introduced to the market, it is necessary to obtain FDA clearance in the form of a pre-market 510(k) notification. A 510(k) notification provides data to show that the new device is substantially equivalent to other devices that were introduced into the marketplace prior to May 1976, or pre-amendment devices. Once the 510(k) notification is submitted to the FDA, the FDA has 90 days to review the submission. During the review period, the FDA may ask for additional information. If the FDA requests additional information, then the running of the review period is tolled until the FDA has received all of the requested additional information. Upon 510(k) clearance by the FDA, the FDA issues a letter assigning a 510(k) number and stating that the FDA has “determined that your device is substantially equivalent to legally marketed predicate devices . . . and you may therefore market the device subject to general controls provisions of the [Food, Drug and Cosmetics] Act.” The FDA’s 510(k) clearance does not provide an approval of the device itself, but instead is a determination by the FDA that the device is much the same as other devices (predicates) already approved by the FDA. FDA issued 510(k) clearance letters are made available in a database administered by the FDA as evidence that the product is approved for sale in the United States. Almost all of the products sold by the Company have received 510(k) clearance.

The products sold by the Company are also subject to extensive forms of regulation by other governmental authorities in the United States and other countries, including, among other things, the regulation of the testing, approval, manufacturing, labeling, marketing, and sale of diagnostic devices. As a general matter, foreign regulatory requirements for medical devices are becoming increasingly stringent. In the European Union, a single regulatory approval process has been created and approval is represented by the “CE Marking.” “CE” is an abbreviation for Conformite Europeene, or European Conformity, and the “CE Marking” when placed

Mr. Jim B. Rosenberg

September 27, 2007

on a product indicates compliance with the requirements of the applicable regulatory directive. Medical devices properly bearing the “CE Marking” may be commercially distributed throughout the European Union. “CE Marking” must be obtained for all medical devices commercially distributed throughout the European Union although the medical devices may have already received FDA clearance. In order to be commercially distributed throughout the European Union, certain of the Company’s products, including the PARSEC® System, must bear the “CE Marking.”

The Company capitalizes inventory costs associated with marketed products and certain unapproved products prior to regulatory approval and product launch based on management’s judgment of probable future economic benefit which includes an assessment of probability of future commercial use and net realizable value. With respect to instrumentation products, the Company purchases instrument parts, and in some cases manufactures instrument components, in preparation for the commercial launch of the instrument in amounts sufficient to support forecasted initial market demand. The Company does not capitalize such inventory unless the instrument is considered to have a high probability of receiving regulatory approval. The Company may make this determination prior to its submission to the FDA of a 510(k) application, which is discussed in more detail above. In determining probability, if the Company is aware of any specific risks or contingencies that are likely to adversely impact the expected regulatory approval process, then the Company would not capitalize the related inventory but would instead expense it as incurred.

Once the Company has concluded it is appropriate to capitalize inventory for an unapproved product, the Company monitors, on a quarterly basis, the status of the product within the regulatory approval process. Previously capitalized costs related to pre-approval or pre-launch inventory may be expensed based upon a change in management’s judgment of probable future economic benefit which includes an assessment of probability of future commercial use and net realizable value. In addition, on a quarterly basis, the Company evaluates all inventory, including inventory capitalized for which regulatory approval has not yet been obtained, to determine if any lower of cost or market adjustment is required. As it relates to pre-launch inventory, the Company considers several factors in its evaluation, including product expiration dates, expected timing of FDA approval, any approvals or clearances in other markets, alternative uses of any products or parts, projected sales volume and estimated selling price.

The Company’s PARSEC® System is a proprietary fully automated laboratory instrument designed to process diagnostic kits prepared in the ELISA format. The instrument is a combination of both hardware and user-friendly software developed by the Company to replace the labor of a laboratory technician and to automatically run diagnostic test kits. Essentially all of the Company’s capitalized pre-approval instrument costs in inventory are instrument component hardware material costs specific to the PARSEC® System. The Company did not capitalize software development costs, but expensed them as incurred. Unlike the Company’s previous instrumentation system, the Mago® Plus, the PARSEC® System is designed in a modular format so that the instrument could be scalable, allowing customers more flexibility, and with the anticipation that the instrument could ultimately be used to run test kits using formats other than the ELISA format.

Mr. Jim B. Rosenberg

September 27, 2007

As of December 31, 2006, $1,264,000 of the Company’s pre-approval inventory related to the PARSEC® System. At that time, the PARSEC® System was undergoing final development in anticipation of the Company’s then expected second quarter 2007 submission of its 510(k) application to the FDA. At that time, the PARSEC® System had already received “CE Marking” approval from the European Union. Based upon the Company’s then expected second quarter 2007 submission of its 510(k) application to the FDA, the Company had planned for the full commercial launch of the PARSEC® System, following FDA approval, during the fourth quarter of 2007. As of December 31, 2006, the Company had completed the hardware design of the PARSEC® System. Essentially all of the capitalized pre-approval inventory costs were instrument component hardware costs relating to the PARSEC® System, were not subject to shelf life expiration issues and were included in the Company’s financial statements based upon management’s judgment of probable future use and net realizable value. The principal PARSEC® System development issues at December 31, 2006 included the completion of software development, validation of the software, and completion of clinical sample testing, which required running test kits on the PARSEC® System and comparing the results of those tests to those of tests run on a predicate device. Additionally, prior to and through that time, the Company had been in contact with the FDA and, in order to minimize the risks involved in obtaining regulatory approval, had spoken with the FDA regarding the FDA’s specific expectations for the Company’s 510(k) application for the PARSEC® System. As of December 31, 2006, the Company fully expected to be able to satisfy the FDA’s expectations upon the resolution of the software development and validation issues.

Based upon numerous discussions with customers and demonstrations of the PARSEC® System, the Company was, as of December 31, 2006, confident of market acceptance of the PARSEC® System once approved by the FDA. In fact, while the Company has not recognized any revenue on the PARSEC® System, based upon these demonstrations, several customers had already placed purchase orders for the PARSEC® System contingent upon regulatory approval of the instrument. The Company’s volume of pre-approval inventory was well below management’s short-term forecast of worldwide demand.

Additionally, the Company disclosed in its Current Report on Form 8-K dated August 10, 2007, that the Company had engaged a third party consulting firm to independently evaluate the PARSEC® System and the status of its development. As of the date of this letter, the Company is continuing to review and analyze the consulting firm’s findings.

Mr. Jim B. Rosenberg

September 27, 2007

6 Product License, page 54

2. Please tell us why you are deferring the amortization of the product license and not using a straight-lined amortization method when it appears that you cannot reliably determine the pattern in which the economic benefits of the intangible assets are used up, see paragraph 12 of SFAS No. 142.

In September 2004, the Company entered into a license agreement with an unaffiliated Italian diagnostics company to obtain a perpetual, worldwide, royalty-free license of the Italian diagnostics company’s hepatitis product technology. This licensed hepatitis product technology is existing technology, which the Italian diagnostics company had developed and successfully commercialized to manufacture hepatitis products sold by them and which had already received “CE Marking” approval from the European Union. Through the acquisition of this existing technology, in its current form, the Company will also be able to derive revenue from the manufacture and sale of new hepatitis products. The Company, therefore, considered it appropriate to capitalize the product license as a result of the satisfaction of the first performance objective in March 2005.

In exchange for the Italian diagnostics company’s assistance in transferring the know-how of the manufacturing technology, the Company agreed to pay a total of 1,000,000 Euro in the form of four milestone payments upon the Italian diagnostics company’s achievement of certain enumerated performance objectives related to the transfer of such existing technology. While the license is perpetual, the Company believes that the expected economic useful life of the license will be 4 to 6 years after the licensed technology has been transferred to the Company and the Company can utilize the licensed technology for its intended purpose, which will occur after the completion of all of the performance objectives and payment of the fourth milestone payment. As the performance objectives and the milestone payments relate to the transfer of existing product technology developed and successfully commercialized by the Italian diagnostics company, the Company concluded it was appropriate to capitalize such costs and will begin to amortize the product license after the successful transfer of the technology to the Company and the initial sale of hepatitis products manufactured by the Company.

The Company considered the guidance in paragraph 12 of Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), and concluded that the Company will amortize the intangible asset over the economic useful life of the license, which is expected to be 4 to 6 years after the licensed technology has been transferred to the Company and the Company can utilize the licensed technology for its intended purpose. The Company concluded that this approach best matches the economic useful life of the intangible asset with the expected cash in-flows that are associated with the intangible asset. The Company believes this treatment is consistent with the guidance in SFAS 142 and, specifically, paragraph B44 of SFAS 142.

Mr. Jim B. Rosenberg

September 27, 2007

Additionally, in connection with this response to comments of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company has attempted to address the comments raised in your letter and any concerns that the Staff may have. If you have any questions or if we can provide any additional information, please feel free to contact me at (305) 324-2553.

Thank you for your assistance.

Sincerely,

/s/ Mark S. Deutsch
Mark S. Deutsch,
Chief Financial Officer and
Vice President - Finance